UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 October 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1

Standard form for notification of major holdings
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer And to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: CRH plc
2. Reason for the notification
(please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligation iv :
Name Aggregate of Standard Life Aberdeen plc affiliated investment management entities with delegated voting rights on behalf of multiple managed portfolios		City and country of registered office (if applicable): Edinburgh, Scotland
4. Full name of shareholder(s) (if different from 3.)v: CRH plc
5. Date on which the threshold was crossed or reached: 02/10/2017
6. Date on which issuer notified: 04/10/2017
7. Threshold(s) that is/are crossed or reached: 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.06	0.00	3.06	836,461,372
Position of previous notification (if applicable)	2.94	0.00	2.94

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii :
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix	% of voting rights
Direct	Indirect	Direct	Indirect
IE0001827041	N/A	25,643,747	N/A	3.06

SUBTOTAL A	25,643,747	3.06

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash settlement xii	Number of voting rights	% of voting rights

SUBTOTAL B.2	3.06

10. Information in relation to the person subject to the notification obligation
(please tick the applicable box) :

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer. xiii

[ X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity xiv :

Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Standard Life Investments Limited	1.63	0.00	1.63
Ignis Investment Services Limited	0.15	0.00	0.15
Standard Life Wealth Limited	0.06	0.00	0.06
Aberdeen Asset Investments Limited	0.85	0.00	0.85
Aberdeen Asset Managers Limited	0.37	0.00	0.37

11. In case of proxy voting: [ name of the proxy holder] will cease to hold [% and number] voting rights as of [ date] N/A

12. Additional information xvi :
In reference to section 10, the shares detailed are managed by the named discretionary investment management entity within multiple portfolios on behalf of underlying clients, based on investment management agreements whereby the client has delegated the exercise of the voting power to the referenced investment manager.

Done at Edinburgh, United Kingdom on 04/10/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 04 October 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary